UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☒Form 20-F	☐Form 1l-K	☐Form 10-Q	☐Form N-SAR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K	SEC FILE NUMBER
☐ Transition Report on Form 20-F	000-21743
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q	CUSIP NUMBER
☐ Transition Report on Form N-SAR	360912109**
For the Transition Period Ended:

** - There is no CUSIP number assigned to the ordinary shares. CUSIP number 360912109 has been assigned to the American Depositary Receipts of Futuremedia Public Limited Company, which are quoted on the NASDAQ Small Cap Market under the symbol FMDAD

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify  the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION

FUTUREMEDIA PUBLIC LIMITED COMPANY
Full Name of Registrant

Former Name if Applicable

NILE HOUSE, NILE STREET
Address of Principal Executive Office (Street and Number)

BRIGHTON, EAST SUSSEX BNI 1HW, ENGLAND
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or  the subject quarterly report of transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth calendar day  following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company requires additional time to prepare its consolidated financial information and Form 20-F for its fiscal year ended June 30, 2008.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

George G. O’Leary	+44 (0) 7901 557 297
(Name)	(Telephone Number)

 (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange  Act of 1934 or Section 30 of the  Investment Company  Act of 1940  during  the  preceding  12  months  (or for  such shorter)  period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                ☒ Yes ☐ No

(3)      Is it anticipated that any significant change in results of operations from  the  corresponding  period  for  the  last  fiscal  year  will be reflected by the  earnings  statements  to be  included in the subject report or portion thereof?

                                ☒ Yes ☐ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a subsequent event, the sale of the e-learning division will have a material impact on the financial statements presented due to the fact that the e-learning division was historically unprofitable. With the sale of the division, financial results in the Company’s fiscal year ended June 30, 2009 and beyond will reflect only our Button design and exhibition division.

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: December 30, 2008	By:	/s/ George G. O’Leary
George G. O’Leary
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).